UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan International Cooperation Agency	0001679198
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2020	333-213968
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2020
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 28, 2020.

Japan International Cooperation Agency

By:_____

HIRATA Hitoshi
Director General, Treasury, Finance and Accounting Department

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 20__, that the information set forth in this statement is true and complete.

By:_____

(Name)

_____

(Title)

EXHIBIT INDEX

Exhibit Number   Description

1.   Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2021 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2020, filed on September 28, 2020)

Exhibit 1

令 和 2 年 度 政 府 関 係 機 関 予 算

予 算 総 則

（収入支出予算）

第1条　次に掲げる各政府関係機関の令和2年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。


沖 縄 振 興 開 発 金 融 公 庫

株 式 会 社 日 本 政 策 金 融 公 庫

株 式 会 社 国 際 協 力 銀 行

独立行政法人国際協力機構有償資金協力部門


2　前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法」第13条第1項第2号に規定する業務並びに同項第8号及び第9号並びに同条第3項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第2条　次の表の左欄に掲げる公庫の「沖縄振興開発金融公庫の予算及び決算に関する法律」第5条第2項第1号及び第2号の規定による借入金又は債券の限度額、株式会社の「株式会社日本政策金融公庫法」第31条第2項第1号及び第2号の規定による借入金又は社債の限度額並びに株式会社の「エネルギー環境適合製品の開発及び製造を行う事業の促進に関する法律」第17条、「産業競争力強化法」第37条第2項、「産業競争力強化法等の一部を改正する法律」附則第7条の規定によりなおその効力を有することとされた同法第1条の規定による改正前の「産業競争力強化法」第39条第2項及び「特定高度情報通信技術活用システムの開発供給及び導入の促進に関する法律」(仮称)の規定による借入金の限度額は、それぞれ右欄に掲げるとおりとする。

公 庫 又 は 株 式 会 社	限　　　度　　　額	
沖縄振興開発金融公庫	政 府 か ら の 借 入 金 の 総 額	124,800,000千円
	政 府 以 外 の 者 か ら の 借 入 金 の 総 額	700,000
	沖 縄 振 興 開 発 金 融 公 庫 債 券 の 額 面 総 額	10,000,000
	沖 縄 振 興 開 発 金 融 公 庫 住 宅 宅 地 債 券 の 額 面 総 額	747,000
株式会社日本政策金融公庫	国 民 一 般 向 け 業 務 借 入 金 の 総 額	2,030,000,000
	社 債 の 額 面 総 額	170,000,000
	農 林 水 産 業 者 向 け 業 務 借 入 金 の 総 額	520,000,000
	社 債 の 額 面 総 額	30,000,000

2　予算総則

公庫又は株式会社	限度	額
	中小企業者向け業務　借入金の総額	928,200,000千円
	社債の額面総額	100,000,000
	危機対応円滑化業務　借入金の総額	99,000,000
	社債の額面総額	100,000,000
	特定事業等促進円滑化業務　借入金の総額	70,000,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる公庫又は株式会社において事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金、債券及び社債のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する沖縄振興開発金融公庫債券、沖縄振興開発金融公庫住宅宅地債券及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額（前項の規定により限度額が増額された場合を含む。）に加算した金額を限度額とする。

（保険契約等の限度額）

第3条　株式会社日本政策金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、令和2年度においてそれぞれ右欄に掲げるとおりとする。

根拠規定	限度	額
「株式会社日本政策金融公庫法」第31条	貸付金の総額	24,000,000千円
	「株式会社日本政策金融公庫法」別表第2第2号及び第5号に掲げる業務として行う取引において支払うことを約する金銭の額の総額	
	農林水産業者向け業務	1,850,000
	中小企業者向け業務	45,000,000
	保証金額の総額	60,500,000
	保険価額の総額	14,911,000,000
	補填の額の総額	123,200,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（収入支出予算の弾力条項）

第４条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加(第１号にあっては同号に掲げる増額)するときは、財務大臣の承認を受けて、その増加する金額を限度として(第１号にあっては予算額を超えて)それぞれの右欄に掲げる経費を増額することができる。

政府関係機関	要件	経費
1　沖縄振興開発金融公庫又は株式会社日本政策金融公庫(信用保険等業務を除く。)	第２条第２項及び第３項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2　株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　株式会社日本政策金融公庫信用保険等業務において、「中小企業信用保険法」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金の支出が増加し、保険金の予算に不足を生ずるときは、信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣が定める金額を増額することができる。

（流用の制限）

第５条　株式会社日本政策金融公庫、株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「株式会社日本政策金融公庫法」第38条第１項、「株式会社国際協力銀行法」第24条第１項又は「独立行政法人国際協力機構法」第26条第１項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（１）　役職員に対して支給する給与に要する経費

（２）　交際費に要する経費

（俸給予算等の制限）

第６条　第１条に掲げる政府関係機関(独立行政法人国際協力機構有償資金協力部門を除く。)は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

2　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

4　予算総則

（補　　則）

第７条　第１条に掲げる政府関係機関が令和２年度において発行する債券若しくは社債又は借り入れる借入金で外貨をもって支払わなければならないものがあるときは、その額面総額又は元本金額は、外貨による額面総額又は元本金額を外国貨幣換算率(アメリカ合衆国通貨にあっては、平成 30 年 11 月 1 日から令和元年 10 月 31 日までの間における実勢相場を平均した為替相場(その相場に 1 円未満の端数があるときは、これを四捨五入する。)をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場(その相場に 1 円未満の端数があるときは、これを四捨五入する。ただし、 1 通貨単位について 10 円未満となる通貨にあっては、 100 通貨単位(10 通貨単位について 1 円未満となる通貨にあっては、 1,000 通貨単位)についての値をとり、円単位未満を四捨五入する。)をいう。)により換算した金額とする。

2　前項の規定は、株式会社日本政策金融公庫が令和２年度において行う外貨をもって支払わなければならない債務の保証があるときの保証金額の総額を換算する場合に準用する。

令和2年度　6010　独立行政法人国際協力機構有償資金協力部門

甲号　収入支出予定計算書

区　　　　　分	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	
1　収　　　　入	140,445,111	150,324,710	△　　9,879,599	
2　支　　　　出	114,064,771	115,799,787	△　　1,735,016	

〔収入支出予定額内訳〕

収　　　　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款　・　項　・　目	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00　事　業　益　金				
0101-00　事　業　益　金	137,770,075	147,540,544	△　9,770,469	
0101-01　貸　付　金　利　息	126,276,218	136,575,626	△　10,299,408	貸付金残高を基礎として利息の収入見込額を算出
0101-02　配　当　金　収　入	11,493,857	10,964,918	528,939	株式配当金の収入見込額を計上
0200-00　雑　　収　　入	2,675,036	2,784,166	△　109,130	
0202-00　運　用　収　入				
0202-01　運　用　収　入	149,009	153,307	△　4,298	預金利息等の収入見込額を計上
0203-00　雑　　収　　入	2,526,027	2,630,859	△　104,832	

国協有償

款　・　項　・　目	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0203-02　労働保険料被保険者負担金	10,678	10,481	197	労働保険料の被保険者負担金の収入見込額を計上
0203-01　雑　収　入	2,515,349	2,620,378	△　105,029	貸付手数料等の収入見込額を計上

支　　　出

事　項　別　内　訳

項	事　　　項	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説　　　　明
01　事　業　損　金	事務運営に必要な経費	22,756,193	22,720,982	35,211	事務運営に必要な人件費及び事務費
	税　　　　　金	125,598	100,833	24,765	国税及び地方税の支払
	業　務　委　託　費	45,508,847	46,307,917	△　799,070	業務の一部を委託する民間団体等に支払う調査委託費等
	支払利息及び債券発行諸費	45,533,533	46,529,455	△　995,922	1　財政融資資金からの借入れ等に伴う支払利息 2　国際協力機構債券の利息及びその発行諸費
09　予　備　費	予　　備　　費	140,600	140,600	0	予見し難い予算の不足に充てるための予備費

収　入　支　出　予　定　額　科　目　別　表

科　　　　目	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科　　　　目	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収　　　　入				0101-01　貸　付　金　利　息	126,276,218	136,575,626	△　10,299,408
0100-00　事　業　益　金				0101-02　配　当　金　収　入	11,493,857	10,964,918	528,939
0101-00　事　業　益　金	137,770,075	147,540,544	△　9,770,469	0200-00　雑　　収　　入	2,675,036	2,784,166	△　109,130

科　　　　　目	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科　　　　　目	令和2年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
0202-00　運用収入				1-05　休職者給与	85,132	84,791	341
0202-01　運用収入	149,009	153,307	△　4,298	1-06　退職手当	267,471	291,108	△　23,637
0203-00　雑収入	2,526,027	2,630,859	△　104,832	5-07　諸支出金	728,948	709,699	19,249
0203-02　労働保険料被保険者負担金	10,678	10,481	197	2-08　旅費	1,543,909	1,466,474	77,435
0203-01　雑収入	2,515,349	2,620,378	△　105,029	3-09　業務諸費	16,140,013	16,209,222	△　69,209
収入合計	140,445,111	150,324,710	△　9,879,599	9-10　交際費	720	720	0
支出				3-11　税金	125,598	100,833	24,765
01　事業損金	113,924,171	115,659,187	△　1,735,016	5-12　業務委託費	45,508,847	46,307,917	△　799,070
1-01　役員給	48,697	48,509	188	9-13　支払利息	44,821,958	45,764,620	△　942,662
1-02　職員基本給	2,035,704	2,013,446	22,258	3-14　債券発行諸費	711,575	764,835	△　53,260
1-03　職員諸手当	1,744,399	1,737,004	7,395	09　予備費(9…)	140,600	140,600	0
1-04　超過勤務手当	161,200	160,009	1,191	支出合計	114,064,771	115,799,787	△　1,735,016

国協有償

独立行政法人国際協力機構有償資金協力部門

令和２年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)	
役員	13	48,697	
理事長	1		
副理事長	1		
理事	8		
監事	3		
職員	内 13(６箇月) 1,888	2,018,927	
合計	内 13(６箇月) 1,901	2,067,624	予算定員欄の人数は、独立行政法人国際協力機構全体の人数を計上し、俸給額欄の金額は、他の業務と按分して計上している。

独立行政法人国際協力機構有償資金協力部門

令 和 2 年 度 事 業 計 画

1．独立行政法人国際協力機構の令和2年度における有償資金協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付（出資を含む。）の金額は 1,400,000,000 千円を予定している（出資は 40,300,000 千円を予定している。）。

2．上記の原資としては、一般会計からの出資金 46,610,000 千円、財政融資資金からの借入金 505,100,000 千円、国際協力機構債券の発行による収入 146,000,000 千円、貸付回収金等 702,290,000 千円、計 1,400,000,000 千円を予定している。

令 和 2 年 度 資 金 計 画

支	出		収	入	
区　　　　分	金	額(千円)	区　　　　分	金	額(千円)
貸　　　付　　　金		1,359,700,000	前 期 末 現 金 預 け 金		173,004,089
出　　　資　　　金		40,300,000	一 般 会 計 出 資 金		46,610,000
財 政 融 資 資 金 借 入 金 償 還		106,613,302	財 政 融 資 資 金 借 入 金		505,100,000
固 定 資 産 取 得 費		1,603,198	国 際 協 力 機 構 債 券		146,000,000
事　　　業　　　損　　　金		113,924,171	貸 付 回 収 金		697,271,150
そ　の　他　支　出		2,288,826	事　　　業　　　益　　　金		137,770,075
予　　　備　　　費		140,600	雑　　　収　　　入		2,675,036
期 末 現 金 預 け 金		87,586,700	そ　の　他　収　入		3,726,447
合　　　計		1,712,156,797	合　　　計		1,712,156,797

国協有償

独立行政法人国際協力機構有償資金協力部門

損　益　計　算　書

科　　　　　　　　目	平成 30 年度決算額(円)		令和元年度予定額(円)		令和 2 年度予定額(円)	
経　　常　　費　　用		89,945,367,368		124,618,611,662		128,930,907,312
有償資金協力業務関係費	89,945,367,368		124,618,611,662		128,930,907,312	
（債　　券　　利　　息）	(9,330,881,687)		(11,253,385,810)		(18,482,088,130)	
（借　入　金　利　息）	(16,540,545,246)		(22,591,913,786)		(21,738,494,632)	
（金利スワップ支払利息）	(6,719,665,456)		(4,681,769,311)		(7,696,670,861)	
（そ　の　他　支　払　利　息）	(1,943,533)		(0)		(0)	
（業　　務　　委　　託　　費）	(33,864,938,432)		(45,807,917,000)		(45,508,847,000)	
（債　　券　　発　　行　　費）	(566,720,521)		(764,835,000)		(711,575,000)	
（外　　国　　為　　替　　差　　損）	(1,200,366,022)		(457,623)		(0)	
（人　　　　　件　　　　　費）	(4,155,945,261)		(4,307,020,754)		(4,396,188,177)	
（賞　与　引　当　金　繰　入）	(323,356,434)		(284,614,011)		(285,695,995)	
（退　職　給　付　費　用）	(390,402,055)		(263,959,930)		(263,615,992)	
（物　　　　　件　　　　　費）	(13,621,070,762)		(17,676,416,000)		(17,684,642,000)	
20(減　　価　　償　　却　　費）	(1,341,484,619)		(1,809,680,484)		(2,089,946,781)	
（税　　　　　　　　　金）	(91,813,100)		(100,833,000)		(125,598,000)	
（貸　倒　引　当　金　繰　入）	(1,778,895,349)		(14,935,208,953)		(9,806,944,744)	
（そ　の　他　業　務　費　用）	(17,248,076)		(0)		(0)	
（そ　の　他　経　常　費　用）	(90,815)		(0)		(0)	
（予　　　　　備　　　　　費）	(0)		(140,600,000)		(140,600,000)	
経　　常　　収　　益		167,721,217,445		150,420,903,106		138,642,685,331
有償資金協力業務収入	165,945,770,729		149,962,478,114		138,453,722,860	

科　　　　　　　　　目	平 成 30 年 度 決 算 額(円)		令 和 元 年 度 予 定 額(円)		令 和 2 年 度 予 定 額(円)	
（貸　付　金　利　息）	(138,201,287,714)		(131,433,562,597)		(124,534,333,860)	
（国　債　等　債　券　利　息）	(70,042)		(52,000)		(29,000)	
（受　取　配　当　金）	(20,872,069,547)		(13,924,769,000)		(11,493,857,000)	
（貸　付　手　数　料）	(2,339,200,249)		(2,599,181,000)		(2,425,503,000)	
（投 資 有 価 証 券 評 価 等 益）	(322,863,684)		(2,004,913,517)		(0)	
（関 係 会 社 株 式 評 価 等 益）	(554,741,951)		(0)		(0)	
（金 銭 の 信 託 運 用 益）	(2,342,804,662)		(0)		(0)	
（偶 発 損 失 引 当 金 戻 入）	(1,312,732,880)		(0)		(0)	
財　　務　　収　　益	782,463,610		387,086,369		148,980,000	
雑　　　　　　　　　益	973,104,990		61,481,256		39,982,471	
償 却 債 権 取 立 益	19,878,116		9,857,367		0	
経　　常　　利　　益		77,775,850,077		25,802,291,444		9,711,778,019
臨　　時　　損　　失		6,293,408		33,162,674		28,878,054
固 定 資 産 除 却 損	6,169,522		20,891,217		18,315,925	
固 定 資 産 売 却 損	123,886		12,271,457		10,562,129	
臨　　時　　利　　益		1,815,165		1,868,740		0
固 定 資 産 売 却 益	1,815,165		1,868,740		0	
当　　期　　純　　利　　益		77,771,371,834		25,770,997,510		9,682,899,965
当　　期　　総　　利　　益		77,771,371,834		25,770,997,510		9,682,899,965

独立行政法人国際協力機構有償資金協力部門

貸借対照表

資産の部

科目	平成30年度末決算額(円)	令和元年度末予定額(円)	令和2年度末予定額(円)
流動資産	12,520,290,281,091	12,967,160,783,118	13,532,573,551,419
現金及び預金	323,389,535,964	173,004,089,030	87,586,700,215
貸付金	12,300,293,753,275	12,911,369,201,275	13,573,798,051,275
貸倒引当金	△ 165,843,939,511	△ 176,909,724,916	△ 186,716,669,660
未収収益	28,002,847,024	26,283,419,990	24,491,671,850
差入保証金	14,163,000,000	14,163,000,000	14,163,000,000
その他の流動資産	20,285,084,339	19,250,797,739	19,250,797,739
固定資産	110,639,093,273	120,367,592,882	160,166,926,720
有形固定資産	9,431,392,456	9,450,618,927	9,376,197,666
20建物	2,036,483,174	2,096,027,066	2,170,581,423
土地	6,612,073,027	6,612,073,027	6,612,073,027
20建設仮勘定	31,056,281	0	0
20その他の有形固定資産	751,779,974	742,518,834	593,543,216
無形固定資産	5,757,501,180	6,061,052,875	5,631,448,974
商標権	300,181	223,818	164,133
20ソフトウェア	4,907,037,334	5,772,043,774	4,655,050,841
ソフトウェア仮勘定	850,163,665	288,785,283	976,234,000
投資その他の資産	95,450,199,637	104,855,921,080	145,159,280,080
投資有価証券	6,032,684,551	9,937,150,162	12,837,150,162
関係会社株式	44,100,488,390	46,800,488,390	48,800,488,390

負債及び純資産の部

科目	平成30年度末決算額(円)	令和元年度末予定額(円)	令和2年度末予定額(円)
流動負債	246,141,385,814	85,134,240,283	90,853,276,300
1年以内償還予定債券	67,305,000,000	0	10,000,000,000
1年以内償還予定財政融資資金借入金	138,031,638,000	44,493,302,000	42,501,670,000
未払金	8,077,765,395	8,077,765,395	8,077,765,395
未払費用	6,847,088,694	7,918,732,207	8,237,150,489
金融派生商品	13,983,823,851	12,773,780,493	10,323,263,709
リース債務	152,720,741	176,955,699	18,640,234
預り金	2,106,447,142	2,106,447,142	2,106,447,142
前受収益	17,026,561	17,026,561	17,026,561
引当金	9,608,973,209	9,570,230,786	9,571,312,770
賞与引当金	323,356,434	284,614,011	285,695,995
偶発損失引当金	9,285,616,775	9,285,616,775	9,285,616,775
仮受金	10,902,221	0	0
固定負債	2,641,458,513,582	3,165,461,289,263	3,703,484,897,774
債券	733,298,700,000	877,298,700,000	1,013,298,700,000
債券発行差額	△ 423,973,281	△ 345,592,198	△ 294,755,718
財政融資資金借入金	1,899,402,358,000	2,277,989,056,000	2,678,467,386,000
長期リース債務	180,694,989	38,139,469	29,036,320
長期預り金	4,736,931,345	6,356,931,345	7,976,931,345
退職給付引当金	4,193,428,379	4,053,680,497	3,937,225,677

資　　産　　の　　部				負　債　及　び　純　資　産　の　部			
科　　　　　目	平成30年度末 決算額(円)	令和元年度末 予定額(円)	令和2年度末 予定額(円)	科　　　　　目	平成30年度末 決算額(円)	令和元年度末 予定額(円)	令和2年度末 予定額(円)
金　銭　の　信　託	40,809,126,607	47,477,103,975	82,877,103,975	資　産　除　去　債　務	70,374,150	70,374,150	70,374,150
破産債権、再生債権、更生債権その他これらに準ずる債権	87,062,884,239	87,062,884,239	87,062,884,239	（負　債　合　計）	2,887,599,899,396	3,250,595,529,546	3,794,338,174,074
貸　倒　引　当　金	△ 83,193,460,691	△ 87,062,884,239	△ 87,062,884,239	資　　　本　　　金			
長　期　前　払　費　用	5,048,373	5,048,373	5,048,373	政　府　出　資　金	8,083,417,840,510	8,150,727,840,510	8,197,337,840,510
差　入　保　証　金	633,428,168	636,130,180	639,489,180	利　益　剰　余　金	1,703,880,995,457	1,729,651,992,967	1,739,334,892,933
				準　　　備　　　金	1,626,109,623,623	1,703,880,995,457	1,729,651,992,967
				当　期　未　処　分　利　益	77,771,371,834	25,770,997,510	9,682,899,965
				（う　ち　当　期　総　利　益）	(77,771,371,834)	(25,770,997,510)	(9,682,899,965)
				評　価・換　算　差　額　等	△ 43,969,360,999	△ 43,446,987,023	△ 38,270,429,378
				その他有価証券評価差額金	3,390,920,585	3,301,909,892	3,301,909,892
				繰　延　ヘ　ッ　ジ　損　益	△ 47,360,281,584	△ 46,748,896,915	△ 41,572,339,270
				（純　資　産　合　計）	9,743,329,474,968	9,836,932,846,454	9,898,402,304,065
資　　産　　合　　計	12,630,929,374,364	13,087,528,376,000	13,692,740,478,139	負　債・純　資　産　合　計	12,630,929,374,364	13,087,528,376,000	13,692,740,478,139

（注）　1　有形固定資産の減価償却累計額は、次のとおりである。

平成30年度末 決　算　額(円)	令和元年度末 予　定　額(円)	令和2年度末 予　定　額(円)
1,842,779,260	2,065,210,657	2,403,743,450

　　　　2　有形固定資産の減損損失累計額は、次のとおりである。

平成30年度末 決　算　額(円)	令和元年度末 予　定　額(円)	令和2年度末 予　定　額(円)
6,870,005,777	6,870,005,777	6,870,005,777

平成30年度独立行政法人国際協力機構有償資金協力部門

財　産　目　録　（平成31年3月31日現在）

摘　　　　　要		金　額(円)	摘　　　　　要		金　額(円)
流　動　資　産		12,520,290,281,091	機　械　装　置	42点	23,626,494
現　金　及　び　預　金	普通預金・当座預金・定期預金　三菱UFJ銀行	323,389,535,964	車　両　運　搬　具	385点	263,065,526
貸　　付　　金	1,804口	12,300,293,753,275	工　具　器　具　備　品	510点	405,300,848
貸　倒　引　当　金		△ 165,843,939,511	土　　　　　地	5箇所（8,353.59㎡）	6,612,073,027
前　　渡　　金		19,217,206,932	建　設　仮　勘　定		31,056,281
前　払　費　用		28,754,538	無　形　固　定　資　産		5,757,501,180
未　収　収　益		28,002,847,024	商　標　権	3口	300,181
未　収　貸　付　金　利　息	当年度末における未収貸付金利息	27,224,111,962	ソ　フ　ト　ウ　ェ　ア	12口	4,907,037,334
未収コミットメントチャージ	当年度末における未収コミットメントチャージ	490,244,867	ソフトウェア仮勘定		850,163,665
未　収　受　取　利　息	当年度末における未収受取利息	288,490,195	投　資　そ　の　他　の　資　産		95,450,199,637
未　収　入　金		972,797,386	投　資　有　価　証　券	7口	6,032,684,551
積　送　物　品		61,489,214	関　係　会　社　株　式	7口	44,100,488,390
仮　　払　　金		4,609,752	金　銭　の　信　託	1口	40,809,126,607
立　　替　　金		226,517	破産債権、再生債権、更生債権その他これらに準ずる債権	13口	87,062,884,239
差　入　保　証　金	12点	14,163,000,000	貸　倒　引　当　金		△ 83,193,460,691
固　定　資　産		110,639,093,273	長　期　前　払　費　用		5,048,373
有　形　固　定　資　産		9,431,392,456	差　入　保　証　金	280点	633,428,168
建　　　　　物	7棟（延10,988.74㎡）	2,036,483,174	合　　　　　計		12,630,929,374,364
構　　築　　物	21点	59,787,106			